Exhibit 99.6

Urban Tea, Inc. Announces Pricing of Approximately $25Million Registered Direct Offering

CHANGSHA, China, April 28, 2021 /PRNewswire/ -- Urban Tea, Inc. ("Urban Tea" or the "Company") (NASDAQ: MYT), a premier retailer of specialty teas and baked goods headquartered in Hunan, China, announced today that it has entered into a securities purchase agreement with certain accredited investors to sell approximately $25.0 million of its ordinary shares and warrants in a registered direct offering.

Under the terms of the securities purchase agreement, Urban Tea has agreed to sell 6,950,000 ordinary shares and warrants to purchase 6,950,000 ordinary shares. The warrants will be exercisable immediately upon the date of issuance and have an exercise price of $3.60. The warrants will expire five and half years from the date of issuance. The purchase price for one ordinary share and one corresponding warrant will be $3.60. The gross proceeds to Urban Tea are estimated to be approximately $25 million before deducting the placement agent fees and other estimated offering expenses. The Company intends to use the proceeds from the offering in its planned block-chain and cryptocurrency mining operation and for working capital and general corporate purposes.

The registered direct offering is expected to close on or about April 30, 2021, subject to the satisfaction of customary closing conditions.

Maxim Group LLC acted as sole placement agent for the offering.

The ordinary shares being sold pursuant to the registered direct offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-227211), previously filed with the Securities and Exchange Commission (the "SEC") on September 6, 2018 and declared effective on September 19, 2018.  Such securities are being offered only by means of a prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC. When available, copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC's website www.sec.gov or by contacting  Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at 212-895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Urban Tea, Inc.

Urban Tea, Inc. is an emerging specialty tea product distributer and retailer headquartered in Changsha City, Hunan Province, China. Through its wholly owned subsidiary, Mingyuntang (Shanghai) Tea Limited which controls Hunan Ming Yun Tang Brand Management Co., Ltd. and Hunan 39 Pu Tea Co., Ltd., the Company currently markets a wide range of trendy tea drinks, light meals, and pastries targeting the new urban generation in China, and has opened its first overseas store in New York City. The Company's products are focused on not only their taste but also their aesthetic presentation and health benefits. With appointment of officers with block-chain experience, the Company plans to start block-chain and cryptocurrency mining operations in the near future.  For more information, please visit: http://ir.h-n-myt.com/investor.

Forward-Looking Statements Disclaimer

This press release contains certain statements that may include "forward-looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including development of the COVID-19 virus and the impact it will have on the Company's operations and the other risk factors discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on the SEC's website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.